

November 17, 2014

Via E-mail
William H. Schmidt, Jr.
General Counsel
Enviva Partners, LP
7200 Wisconsin Ave, Suite 1000
Bethesda, MD 20814

      Re: Enviva Partners, LP
              Registration Statement on Form S-1
              Filed October 28, 2014
              File No. 333-199625

Dear Mr. Schmidt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 51

1. We note your response to comment 3 of our letter dated February 10, 2014. Please revise this section to indicate that a portion of the distribution will be used to reimburse capital expenditures of your sponsor.

Books and Reports, page 184

2. Please tell us why the quarterly reports will be provided within 50 days of the end of the quarter rather than within 45 days. See Part 15 of Industry Guide 5.

Financial Statements

Green Circle Bio Energy, Inc.

Balance Sheets, page F-59

3. We note the balance sheet information presented as of June 30, 2013 is labelled "Audited," while the interim information for the six months ended June 30, 2013 is described as "unaudited." It appears you should revise the audit status of the June 30, 2013 balance sheet information.

Audit Opinion

4. Please have your auditors provide you with an audit opinion which identifies the city and state of the office that conducted the audit.   It appears from the consent provided with your filing, the Panama City Beach, Florida office of Carr, Riggs & Ingram, L.L.C. may have conducted the audit, but it is unclear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: E. Ramey Layne, Vinson & Elkins LLP (*via e-mail*)